 Ciudad Autónoma de Buenos Aires, November 2nd, 2026

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform you that the Company has received a letter of resignation from Flavia Bavilacqua for her position as alternate Director. This was approved by the Company's Board of Directors on today's date (see Annex I), as the resignation is due to personal reasons and does not affect the normal functioning of the Board.

Sincerely,

María Agustina Montes

Head of Market Relations

Annex I

Consideration of the Resignation of Flavia Bevilacqua from Her Position as Alternate Director

The Chairman took the floor and informed those present that the Company had received the resignation of Ms. Flavia Bevilacqua from her position as an alternate director of the Company, to which she had been appointed by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 7, 2025. The resignation was submitted for personal reasons and became effective as of October 6, 2026.

In light of the foregoing, it was proposed that, pursuant to Section 259 of the General Companies Law, Ms. Bevilacqua’s resignation from her position be accepted, given that such resignation is neither fraudulent nor untimely and does not affect the normal functioning of the Board of Directors.

After due consideration, the Board of Directors unanimously RESOLVED to approve the proposal.